UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                 December 20,
2018

  Via E-Mail

  Christopher P. Davis
  Kleinberg, Kaplan, Wolff & Cohen, P.C.
  551 Fifth Avenue
  New York, New York 10176

          Re:     Luby's Inc.
                  PRRN14A filed on December 19, 2018
                  Filed by Banders Partners LLC et al.
                  File No. 1-08308

  Dear Mr. Davis:

       We have reviewed your revised proxy statement listed above and have the following comments. All defined terms used here have the same meaning as in your filing.

  Revised Preliminary Proxy Statement filed on December 19, 2018

  General

      1. We note your response to comment 1 in our prior comment letter dated December 17,
         2018. We note however, that the obligation to amend a Schedule 13D does not require a
         "definitive intention." Item 4(d) of Schedule 13D requires disclosure of a filer's "plans or proposals" regarding "[a]ny change in the present board of directors or management of the issuer." Exchange Act Rule 13d-2 requires you to amend a previously-filed Schedule
         13D promptly when any material change occurs in the information previously disclosed, including information disclosed pursuant to Item 4.

      2. Refer to comment 3 in our prior comment letter dated December 17, 2018 and your responsive disclose. It is our understanding from the Company's proxy statement that its bylaws provide that Proposals 2 and 3 must be passed by a majority of votes cast versus a majority of shares "present and entitled to vote." The treatment of abstentions would appear to be different under these two standards. Please revise or advise.

  Form of Proxy

      3. For the new bold-faced type you have added on Proposal 1 on the card about how it will be voted, clarify that this is only if the card is signed and submitted but there is no vote as
 Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
December 20, 2018
Page 2

       to Proposal 1. In addition, revise to specify the Company director candidates for whom you are NOT seeking proxy authority and for whom you will not vote.

   4. For Proposal 4, please conform your voting options to the choices included on the
      Company's card (for, against, abstain). See Exchange Act Rule
14a-4(b)(1).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions